

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Global Asset Management, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

671 North Glebe Road, Ballston Tower, 14th Floor
(No. and Street)

Arlington,	Virginia	22203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Christopher Reyes, Vice President Finance Brokerage — (201) 499-9833 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Boulevard	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dennis Webb, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to E*TRADE Global Asset Management, Inc. (the "Company"), as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/06/07
Signature Date

Chief Executive Officer
Title

City/County of ARLINGTON
Commonwealth of Virginia
The foregoing instrument was acknowledged before me
this 6TH day of FEBRUARY, 2007
by DENNIS WEBB
[signature] Notary Public
MARSHA L. CASSETT
My commission expires May 31, 2009

Notary Public



MARSHA L. CASSETT
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires
May 31, 2009

Deloitte.

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

To the Board of Directors
E*TRADE Global Asset Management, Inc.

We have audited the accompanying consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary (the "Company"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Global Asset Management, Inc. and subsidiary at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

Member of
Deloitte Touche Tohmatsu

E*TRADE GLOBAL ASSET MANAGEMENT, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(In thousands)

ASSETS

Cash and cash equivalents	$	1,778
Trading securities, encumbered - pledged to creditors		44,300
Trading securities, unencumbered		75,197
Receivables from others		6,457
Receivables from affiliated companies		886
Deferred tax asset, net		2,976
Other assets		363
TOTAL	$	131,957

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold under agreements to repurchase	$	35,470
Securities sold, not yet purchased at market value		10,685
Payables to Parent and affiliated companies		319
Accrued compensation and benefits		5,809
Accounts payable and other liabilities		7,220
Total liabilities		59,503
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY		72,454
TOTAL	$	131,957

See notes to consolidated statement of financial condition.

E*TRADE GLOBAL ASSET MANAGEMENT, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization— E*TRADE Global Asset Management, Inc. and subsidiary ("the Company") is a Delaware corporation that is wholly owned by ETB Holdings, Inc. ("ETB Holdings"). ETB Holdings is an indirect wholly owned subsidiary of E*TRADE Financial Corporation ("the Parent"). The Company is a broker-dealer registered with the NASD, Inc. ("NASD") and the Securities and Exchange Commission ("SEC"). The Company manages asset portfolios for ETB Holdings and E*TRADE Bank ("the Bank"), which is a federally chartered savings bank and a wholly owned subsidiary of ETB Holdings. The Company also serves as collateral manager for one qualified special purpose entity and two special purpose entities that own portfolios of asset-backed and mortgage-backed securities. Capitol View LLC ("Capitol View"), a wholly owned subsidiary of the Company, is a limited purpose entity that holds certain investments.

Basis of Presentation— The consolidated statement of financial condition include the accounts of the Company and its subsidiary, Capital View LLC. Intercompany accounts and transactions are eliminated in consolidation. The Company evaluates its investments to determine if the Company is required to consolidate the entities under the guidance of FASB interpretation No. 46, *Consolidation of Variable Interest Entities-an interpretation of ARB No. 51* ("FIN 46R").

Use of Estimates— The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates. Material estimates, in which management believes near-term changes could reasonably occur include the estimates of effective tax rates, deferred taxes and tax valuation allowances, and valuation and expensing of share-based payments.

Cash and Cash Equivalents— For the purpose of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Trading Securities— Trading securities are carried at fair value, which is based on market prices, when available. For illiquid securities, the security's fair value is estimated by obtaining market price quotes on similar securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics and other information. At December 31, 2006, trading securities are composed of $49,201,000 of asset-backed securities, $8,610,000 of purchased beneficial interests in collateralized debt obligations (see Note 4), $50,793,000 of other inventory and $10,893,000 of resale agreements.

Receivable from and Payable to Affiliates— The Company nets receivables and payables to the same affiliate, if a legal right of offset exists and the amounts will be settled net.

Fixed Assets— Fixed assets are included in other assets and carried at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets, generally two to seven years.

Repurchase Agreements— The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company transfers legal control over the assets, but retains effective control through agreements that entitle and obligate the Company to repurchase the assets. These transactions are accounted for as collateralized financings and the obligation to repurchase the securities is reflected as a liability in the consolidated statement of financial condition while securities underlying the agreements remain in the investment portfolio. The Company had $44,300,000 in trading securities sold under repurchase agreements classified as "Encumbered – pledged to creditors" in the consolidated statement of financial condition at December 31, 2006.

Resale Agreements— The Company also enters into transactions involving purchases of securities under agreements to resell. The agreements to sell certain securities are reflected as assets in the consolidated statement of financial condition. It is the Company's policy to obtain possession of collateral with a market value at least equal to the principal amount loaned under resale agreements. The Company values collateral and may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As of December 31, 2006, the Company had accepted collateral with a fair value of $10,893,000 that it can sell or repledge, but none was sold or repledged at that time.

Securities Sold, Not Yet Purchased— At December 31, 2006, the Company had sold $10,685,000 of U.S. Treasury notes that had not yet been purchased. These securities are reported on the consolidated statement of financial condition at fair market value.

Asset Securitization— Asset securitization involves the transfer of financial assets to another entity in exchange for cash and/or beneficial interests in the assets transferred. Asset transfers in which the Company surrenders control over the financial assets are accounted for as sales to the extent that consideration, other than beneficial interests in the transferred assets, is received in the exchange in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.* The carrying amount of the assets transferred is allocated between the assets sold in these transactions and the retained beneficial interests based on their relative fair values at the date of the transfer. Fair value is determined based on quoted market prices, if available. Generally, quoted market prices are not available for beneficial interests; therefore, the Company estimates the fair value based on the present value of the associated expected future cash flows. In determining the present value of the associated expected future cash flows, management is required to make estimates and assumptions. Key estimates and assumptions include future default rates and credit losses, discount rates and collateral repayment rates. At December 31, 2006, the Company had $8,610,000 of purchased interests in securitizations that were classified as unencumbered trading securities in the consolidated statement of financial condition (see Note 4).

Share-Based Payments— The Company participates in the Parent's share-based employee compensation plans, which are described more fully in Note 6. Effective July 1, 2005, the Parent and the Company adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Prior to July 1, 2005, the Parent and the Company accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards with forfeitures recorded as they occurred.

Estimated Fair-Value of Financial Instruments— The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, trading securities, securities sold, not yet purchased, receivables from others, receivables from and payables to the Parent and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes— The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

New Accounting Standards— Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 155—Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*, an amendment of SFAS 133 and 140. This statement establishes, among other things, the accounting for certain derivatives embedded in other financial instruments, which are referred to as hybrid financial instruments. The statement simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, or January 1, 2007 for the Company. The Company will adopt this statement on January 1, 2007 and the impact is not expected to be material to the Company's financial condition, results of operations or cash flows.

SFAS No. 157- Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

SFAS No. 159- The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

FIN No. 48-Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109

In July 2006, the FASB issued Interpretation No: 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 ("FIN 48")* which will become effective for the Company on January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We have not yet completed our analysis of the impact that FIN 48 will have on the Company.

2. INCOME TAXES

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes and for differences in book and tax basis of assets and liabilities.. Deferred tax assets and liabilities consist of (in thousands):

Deferred tax assets:	
Basis differences in investments	$ 1,658
State taxes	630
Compensation	533
Fixed assets - depreciation	312
Other	40
Total deferred tax assets	$ 3,173
Deferred tax liabilities	
Subpart F income	$ (115)
Prepaid	(80)
Internally developed software	(2)
Total deferred tax liabilities	(197)
Deferred tax assets, net	$ 2,976

There was no valuation allowance for the deferred tax assets at December 31, 2006 because the Company believes it is more likely than not that it will realize its deferred tax assets.

3. RELATED PARTY TRANSACTIONS

Under an intercompany agreement, the Company performs investment advisory services for the Bank. This agreement provides for a fee structure that segregates the management of fixed-income securities and correspondent loan acquisitions. The fees for each component are calculated monthly based on a graduated scale. In 2006, the Company had agreements with affiliates, which provide for the reimbursement of expenses incurred for services provided on behalf of the affiliates.

The Company shares office space with ETB Holdings. Each month ETB Holdings allocates a portion of the overhead expenses related to office space and other shared costs to the Company based upon its relative percentage of the total consolidated ETB Holdings employees.

If a legal right of offset exists, the Company nets receivables and payables to the same affiliate. These amounts represented the unpaid balances for the previously described intercompany transactions, as well as certain other revenues and expenses, primarily comprised of tax related transactions and expenses that the Bank paid on the Company's behalf. At December 31, 2006, the Company had $886,000 and $319,000 respectively in its net receivable and payable from affiliates.

4. ASSET SECURITIZATION

Collateralized Debt Obligations ("CDO")

On August 30, 2006, an unrelated financial advisor ("Advisor") transferred $229.9 million in asset-backed securities to E*TRADE ABS CDO V, Ltd. ("CDO V"). The Company had previously transferred $96.8 million in asset-backed securities to the Advisor for transfer to CDO V. Additionally, the Company utilized a warehouse line with the Advisor to purchase $133.1 million of asset-backed securities that were also transferred to CDO V. Concurrent with these transfers, CDO V sold total beneficial interests of $300.0 million to investors in the form of senior notes, subordinated notes and preference shares collateralized by the asset-backed securities. During the ramp-up period, the Company purchased $70.1 million in asset-backed securities in open market transactions and transferred them to CDO V. By November 3, 2006, 100% of the pool of underlying securities had been transferred into CDO V.

The CDO V transaction is similar to the most recent E*TRADE CDO transaction, CDO IV, in that it is a managed deal. The Company is appointed to actively manage the collateral of the CDO. Because CDO V is a managed deal, it is a special purpose entity and not a qualified special purpose entity. The CDO V transaction was accounted for as a sale in accordance with SFAS No. 140.

The Company purchased $2.2 million of preference shares in CDO V. Retained interests are subordinate to the notes sold by CDO V and on an equal standing with the preference shares purchased by other preference share investors in CDO V. Neither CDO V itself nor the investors in the beneficial interests sold by CDO V have recourse to the Company.

The Company reviewed CDO V to determine if consolidation was necessary under the requirements of FIN 46R. The calculation of CDO V's beneficial interests indicated that the Company was not the recipient of the majority of the potential benefits or losses of the deal. Therefore, the Company is not the primary beneficiary of the transaction and is not required to consolidate the CDO.

In prior years, the Company transferred asset-backed securities to E*TRADE ABS CDO IV, Ltd. ("CDO IV"), E*TRADE ABS CDO III, Ltd. ("CDO III"), E*TRADE ABS CDO II, Ltd. ("CDO II") and E*TRADE ABS CDO I, Ltd. ("CDO I"). Asset-backed securities were also transferred to CDO IV and CDO III by an unrelated financial advisor. Concurrent with these transfers, the respective CDOs sold beneficial interests to independent investors in the form of senior and subordinated notes and preference shares, collateralized by the asset-backed securities. Neither the CDOs themselves nor the investors in the beneficial interests sold by the CDOs have recourse to the Company.

During the third quarter of 2006, the preference shares related to CDO I were written off as the Company did not expect any future payments on the investment. In addition, during the fourth quarter of 2006, the majority of preference shareholders elected to call CDO II and the $6.0 million of the Preference Share principal was returned to the Company.

CDO I, II and III are qualifying special purpose entities as defined in SFAS No. 140, and, as such, are not required to be consolidated in the Company's consolidated financial statements. CDO IV is not a qualified special purpose entity but rather a special purpose entity, as the Company has been appointed by the CDO to actively manage the collateral of the CDO. The transaction was accounted for as a sale in accordance with SFAS No. 140. The Company reviewed CDO IV to determine if consolidation was necessary under the requirements of FIN 46R. The calculation of the CDO's

beneficial interests indicated that the Company was not the recipient of the majority of the potential benefits or losses of the deal and therefore, not the primary beneficiary of the transaction and not required to consolidate the CDO.

The Company purchased preference shares in each of the CDOs. Retained interests are subordinate to the notes sold by each CDO and on an equal standing with the preference shares purchased by other preference share investors in each CDO. The Company also purchased $1.0 million of the BBB subordinated notes in the CDO IV transaction.

The following table summarizes the asset-backed securities transferred to each CDO at closing, the amount of the cash proceeds, the preference shares purchased by the Company and the current rating for those preference shares (dollars in millions):

		Asset Backed Securities Transferred to CDO					Preference Shares Purchased by ETGAM		
								Rating at 12/31/06	
CDO	Transaction Date	ETGAM	Independent Investment Advisor	Transferred After Closing	Total	Proceeds	Dollar Amount	Moody's	S&P
CDO V	August 2006	$ 96.8	$ 133.1	$ 70.1	$ 300.0	$ 300.0	$ 2.2	N/A	N/A
CDO IV	December 2005	37.0	238.6	24.4	300.0	300.0	1.4	N/A	B
CDO III	December 2004	124.0	175.5	-	299.5	304.4	5.0	Ba1	BB+
CDO I	September 2002	50.2	200.0	-	250.2	251.7	- [1]	N/A [1]	N/A[1]
Total		$ 308.0	$ 747.2	$ 94.5	$1,149.7	$1,156.1	$ 8.6		

[1] During the third quarter of 2006, the preference shares related to CDO I were written off as the Company did not expect any future payments on the investment.

The carrying values of the Company's retained interests in the CDOs are subject to future volatility in credit, interest rate and prepayment risk. The investment in the preference shares is classified as a trading security in the Company's investment portfolio. Therefore, changes in the market value of these securities are recorded in net loss on trading activity, in the consolidated statement of operations. The following table presents a sensitivity analysis of the Company's retained interests in the CDOs at December 31, 2006 (dollars in thousands):

	CDO III	CDO IV	CDO V
Fair value of retained preference shares[(1)(2)]	$ 4,927	$ 1,365	$ 2,318
Weighted-average remaining life (years)	2.27	3.86	3.67
Weighted-average prepayment speed	10%	10%	10%
Impact of 10% adverse change	$ (24)	$ (12)	$ (5)
Impact of 20% adverse change	$ (48)	$ (24)	$ (9)
Weighted-average discount rate	15%	15%	16%
Impact of 10% adverse change	$ (157)	$ (75)	$ (123)
Impact of 20% adverse change	$ (305)	$ (144)	$ (235)
Weighted-average expected credit losses	0.28%	0.34%	0.34%
Impact of 10% adverse change	$ (23)	$ (10)	$ (9)
Impact of 20% adverse change	$ (45)	$ (20)	$ (19)
Actual credit losses to date	$ -	$ -	$ -
For the year ended December 31, 2006			
Actual interest payments received	$ 775	$ 209	$ -

(1) Based on calculated discounted expected future cash flows, premised on weighted-average life, prepayment speed, discount rate and expected credit losses shown in this table.
(2) During the third quarter of 2006, the preference shares related to CDO I were written off as the Company did not expect any future payments on the investment.

The sensitivities and estimates shown in the preceding table are hypothetical and should be used with the understanding that actual future performance and results can vary significantly. As the sensitivity analysis table shows, changes in the fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the preference shares is calculated without changing any other assumption. Changes in one factor may result in changes in another factor (for example, increases in market interest rates could result in lower prepayments and increased credit losses), which could magnify or counteract the sensitivities.

The Company entered into management agreements to provide certain collateral management services for the CDOs. As compensation for its services, it receives a management fee from the trustee based on the quarterly amount of assets managed (as defined in the management agreements).

At December 31, 2006, the Company managed both its on-balance sheet asset-backed securities and the off-balance sheet asset-backed securities of the CDOs, which are presented in the following table (in thousands):

Managed on-balance sheet asset-backed securities, classified as trading	$	49,201
Managed off-balance sheet securitized asset-backed securities:		
CDO I [1]		69,376
CDO III		256,638
CDO IV		292,761
CDO V		300,049
Total managed off-balance sheet securitized asset-backed securities		**918,824**
Total managed asset-backed securities	**$**	**968,025**

[1] During the third quarter of 2006, the preference shares related to CDO I were written off as the Company did not expect any future payments on the investment, although the Company continues to manage CDO I.

Securitized Consumer Finance Receivables

The origination and servicing businesses of Consumer Finance Corporation, an affiliated company, were sold in late 2005. As a result of the sale, the Company retained a portion of the consumer receivables and beneficial interests in a securitization trust. Prior to the sale, Consumer Finance Corporation securitized recreational vehicle and marine consumer receivables by sales or other transfers to ETCF Asset Funding Corporation through the formation of trusts. There were no securitizations of consumer receivables in 2006.

The carrying value of the retained beneficial interest is subject to future volatility in credit, interest rate and prepayment risk. The following table presents a sensitivity analysis of the securitized receivable (dollars in thousands):

		RV/Marine 2004-1
Fair value of residual investment[1]		
At December 31, 2006	$	14,138
At initial value[2]	$	10,877
Weighted-average remaining life (years)		2.63
Weighted-average prepayment speed		16%
Impact of 10% adverse change	$	(49)
Impact of 20% adverse change	$	(102)
Weighted-average discount rate		12%
Impact of 10% adverse change	$	(423)
Impact of 20% adverse change	$	(819)
Weighted-average expected credit losses		0.62%
Impact of 10% adverse change	$	(375)
Impact of 20% adverse change	$	(771)
Actual credit losses		
Since trust inception[3]	$	3,407
For the year ended December 31, 2006		
Actual cash received	$	1,254

[1] Based on calculated discounted expected future cash flows, premised on weighted-average life, prepayment speed, discount rate and expected credit losses shown in this table.
[2] Initial value at December 31, 2004.
[3] Default based on the entire balance of the amount securitized as follows: 2004-1: $308,996.

The sensitivities and estimates shown in the preceding table are hypothetical; actual future performance and results can vary significantly. As the sensitivity analysis table shows, changes in the fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the preference shares is calculated without changing any other assumption. Changes in one factor may result in changes in another factor (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

5. FIXED ASSETS

Fixed assets consisted of the following:

(in thousands)	December 31, 2006
Equipment	$ 694
Software	789
Total fixed assets	1,483
Less: Accumulated depreciation and amortization	(1,451)
Total fixed assets, net	**$ 32**

6. EMPLOYEE SHARE BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Beginning in 2006, most options that were granted have a contractual term of seven years. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2006, 30.4 million shares were available for grant under the 2005 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free

interest rate is based on the U.S. Treasury zero-coupon where the remaining term equals the expected term. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders.

Expected volatility	34%
Expected term (years)	4.4
Risk-free interest rate	4%
Dividend yield	-

The weighted-average fair values of options granted was $8.45 for 2006. Intrinsic value of options exercised was $12,754,000 for 2006.

A summary of option activity during the 2005 Plan is presented below.

	Shares (in thousands)	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005:	2,598	$ 9.09	7.46	$ 30,570
Transfers, net [1]	(4)	$ 15:01		
Granted	492	$ 23.92		
Exercised	(691)	$ 5.92		
Canceled	(35)	$ 14.87		
Outstanding at December 31, 2006:	2,360	$ 12.99	6.54	$ 23,198
Vested and expected to vest at December 31, 2006:	1,982	$ 12.15	6.51	$ 21,053
Exercisable at December 31, 2006:	1,040	$ 7.77	6.20	$ 15,362

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

Restricted Stock Awards

The Parent issues restricted stock awards to the Company's officers and senior executives. These awards are issued at the fair market value on the date of grant and generally vest ratably over four years. However, certain awards vest on the fifth anniversary of the date of grant. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2005:	109	$ 12.14
Issued	86	$ 23.97
Released	(14)	$ 10.88
Canceled	-	-
Non-vested at December 31, 2006:	181	$ 17.89

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005.

At December 31, 2006, 923,075 shares were available for purchase under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program for eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1 (this rule also requires that equity capital may not be withdrawn for payment of cash dividends if the resulting net capital ratio will exceed 10 to 1). At December 31, 2006, the Company had net capital of $2,581,000 that was $1,691,000 in excess of its net capital requirement of $890,000. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 5.17 to 1.

The Company has never carried customer accounts at any time, including the year ended December 31, 2006. It has complied with the exemptive provisions of Rule 15c3-3, Section (k)(2)(i).

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For fiscal year 2006, fees from the Bank generated in excess of 94% of the Company's total investment advisory fees. Accordingly, the Company's business is highly concentrated with the Bank (see Note 3).

9. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, or the NASD or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 28, 2007

E*TRADE Global Asset Management, Inc.
671 North Glebe Road
Arlington, VA 22203

In planning and performing our audit of the consolidated financial statements of E*TRADE Global Asset Management, Inc. and subsidiary (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END